Camppedia Inc.

June 17, 2019

I, Tudor Palaghita, certify that:

1. The financial statement of Camppedia Inc. included in this Form are true and complete in all material aspects; and
2. The tax return information of Camppedia Inc. included in this Form reflects accurately the information reported on the tax return for Camppedia Inc. filed for the fiscal year ended 12/31/2018.



_____
[Signature]

Tudor Palaghita

CEO